Exhibit 99.3

SciSparc to Acquire AutoMax

TEL AVIV, Israel, April 11, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it signed a merger agreement (the “Agreement”) with AutoMax Motors Ltd. (“AutoMax”), a leading vehicle importer company in Israel.

According to the Agreement, the Company will acquire 100% of AutoMax and establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into AutoMax (the “Acquisition”). Following the Acquisition, it is contemplated that SciSparc shareholders will hold together approximately 50.01% of the share capital of the post-closing combined company (the “Combined Company”).

The Acquisition follows the Company’s announcement in June 2022, in which the Company’s board of directors resolved to review potential strategic transactions to maximize shareholder value. The Company’s ongoing business operations, including its late-stage pharmaceutical segment, will continue to operate.

As a result of the Acquisition, all outstanding shares of AutoMax will be converted into the right to receive ordinary shares of SciSparc. Following the closing, it is contemplated that AutoMax’s equity holders will hold together approximately 49.99%, subject to adjustments, of the Combined Company’s share capital. At the closing of the Acquisition, SciSparc has committed to hold at least $4.25 million in net cash.

The Acquisition is subject to various approvals, including compliance with any regulatory requirements, including certain Israeli court approvals and SciSparc and AutoMax shareholder approvals. Mr. Amitai Weiss, the chairman of SciSparc, is also the chairman of AutoMax.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

About AutoMax Motors Ltd.

AutoMax is involved in parallel importation and marketing of various private vehicle products in Israel through Global AutoMax. This includes a diverse range of vehicles such as small family cars, crossover vehicles, executive cars, SUVs, premium vehicles, work vehicles, and vehicles adapted for the disabled. Additionally, AutoMax directly imports and markets buses manufactured by Temsa in Israel through its subsidiary, Delhom AutoMax Ltd. Furthermore, AutoMax engages in the buying and selling of used vehicles (trade-in) through AutoMax Trade-in Ltd.

Important Information About the Acquisition for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between SciSparc and AutoMax. In connection with the proposed transaction between SciSparc and AutoMax, SciSparc will file a registration statement on Form F-4 and a proxy statement with the United States Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement or proxy statement or any other documents that SciSparc may file with the SEC or send to SciSparc shareholders in connection with the proposed transaction. Before making any voting decision, investors and securityholders are urged to read the registration statement and proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and securityholders may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the registration statement and the proxy statement will be available free of charge on SciSparc’s website at scisparc.com or by contacting SciSparc’s Investor Relations by email at IR@scisparc.com or by phone at +972-3-6167055.

Participants in the Solicitation.

SciSparc, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of SciSparc’s ordinary shares in connection with the proposed transaction. Information about SciSparc’s directors and executive officers is set forth in SciSparc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024, and in subsequent filings made by SciSparc with the SEC. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the risk related to SciSparc’s and AutoMax’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approval for the transaction; the execution of definitive agreements; the uncertain and time-consuming court approval process; risks related to the satisfaction of the closing conditions related to the financing; risks related to the combined company’s ability to correctly manage its operating expenses; risks related to the market price of the Company’s ordinary shares relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; risks related to the combined company’s commercialization, marketing and manufacturing capabilities and strategy; risks related to the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance the combined company’s operations, which may not be available on favorable terms or available at all. In addition, there can be no assurance that the Company will be able to complete the transactions contemplated by the Merger or related transactions. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact Information

Michal Efraty

IR Manager
IR@scisparc.com
Tel: +972-3-6167055